APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

MARINA'S CUISINE, LLC
Balance Sheet
1/1/2020 - 12/31/2020

	Current Period
	Balance DATE
	12-31-2020
ASSETS	
Current Assets:	
Cash	$ 15,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	1,000.00
Employee Advances	-
Temporary Investments	-
Total Current Assets	16,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	1,000.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	1,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 17,000.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-

Other Liabilities		-
Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		17,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		17,000.00
TOTAL LIABILITIES & EQUITY	$	**17,000.00**
Balance Sheet Check		-

I, Ursula Gaymes, certify that:

1. The financial statements of Marina's Cuisine included in this Form are true and complete in all material respects; and
2. The tax return information of Marina's Cuisine has not been included in this Form as Marina's Cuisine was formed on 12/17/2020 and has not filed a tax return to date.

Signature   *Ursula Gaymes*

Name: Ursula Gaymes

Title: Chief Operations Officer